1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 22, 2023

VIA EDGAR

Ms. Deborah L. O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,605

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,605 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the iShares 0-5 Year TIPS Bond ETF and the iShares TIPS Bond ETF (each a “Fund” and collectively, the “Funds”).

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on January 27, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the applicable Fund’s prospectus unless otherwise defined in this letter.

Comment 1:	Please include each Fund’s completed fee table, cost example, and performance presentation with the comment response letter filed at least one week prior to the effectiveness date of the registration statement.

Response:	The requested information has been provided.

Comment 2:

Each Fund’s prospectus appears to state that cash and cash equivalents count towards the respective Fund’s 80% policy adopted under Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Counting cash and cash equivalents towards a fund’s 80% policy is not consistent with the Names Rule or Staff policy. Please revise the following disclosure from each Fund’s prospectus:

Cash and cash equivalent investments associated with a derivative position will be treated as part of that position for the purposes of calculating the percentage of investments included in the Underlying Index.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

February 22, 2023

Response:	The Trust respectfully submits that the Funds’ treatment of cash positions associated with derivatives for purposes of their respective 80% policies under the Names Rule is not inconsistent with the Names Rule and is consistent with recent policy proposals of the Commission.

As the Commission recently acknowledged in in its 2022 proposal to amend the Names Rule (the “Names Rule Amendments Proposal”),[1] the Commission “has not specifically addressed how to include a derivatives instrument” in the calculation of a fund’s 80% basket for purposes of complying with the Names Rule. The Commission says in the Names Rule Amendments Proposal (emphasis added):

A fund, therefore, currently could include derivatives with [economic characteristics similar to the securities included in the 80% basket] along with cash market investments in assessing whether 80% of the value of its assets is invested in accordance with the investment focus that the fund’s name suggests.

Because cash is often held solely for the purposes of covering the obligations under a derivative instrument and therefore is intrinsically tied to that instrument, this position makes sense and is consistent with the intent of the Names Rule. As noted below, the Commission’s positions in the Names Rule Amendments Proposal are intended to permit funds to reflect their principal investment exposure in their name to assist investor understanding.

With respect to the inclusion of cash in the 80% basket, the Commission has only publicly stated that cash and cash equivalents “that could be used to meet redemption requests” could be included in a fund’s 20% basket rather than the 80% basket, but has not taken a position more generally.[2] None of the current Names Rule itself, its proposing or adopting releases, or the Staff’s Frequently Asked Questions on the Names Rule address the treatment of derivatives or cash and cash equivalents associated with derivatives.[3] The Trust also is unaware of any Staff policy interpreting the Names Rule as requiring that cash associated with derivatives transactions be treated in a particular manner for purposes of calculating an 80% basket.[4]

[1]	Investment Company Names, Release No. IC-34593, 15 (May 25, 2022), available at https://www.sec.gov/rules/proposed/2022/33-11067.pdf.
[2]	Investment Company Names, Release No. IC-24828 (Jan. 17, 2001) (“Names Rule Adopting Release”), available at https://www.sec.gov/rules/final/ic-24828.htm.
[3]

Rule 35d-1, 17 CFR § 270.35d-1; Investment Company Names, Release No. IC-22530 (Feb. 27, 1997) (“Names Rule Proposing Release”); Names Rule Adopting Release, supra note 2; SEC Division of Investment Management, Frequently Asked Questions About Rule 35d-1 (Investment Company Names), available at https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (last visited Feb. 8, 2023).

[4]

Prior to the adoption of the current Names Rule, the policy of the Staff changed over time and was expressed primarily in staff guidelines and “Dear Registrant” comment letters. See Request for Comments on Fund Names, Release No. IC-33809, 4, fn. 8 (Mar. 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf. Among other views, the Staff at one time took the position that a fund’s 80% bucket should exclude “cash, government securities, and short-term commercial paper. See id; see also Guidelines for the Preparation of Form N-8b-1, Release No. IC-7221 (Jun. 9, 1972).

Securities and Exchange Commission

February 22, 2023

In the Names Rule Amendments Proposal, the Commission proposed amendments to the Names Rule that would clarify specifically how funds should value derivatives and how funds should treat cash associated with derivatives positions.[5] The Commission stated that the purpose of its amendments to the Names Rule related to derivatives is to, among other things, “reflect the investment exposure derivatives investments create better[.]”[6] (emphasis added).

The Trust submits that, under the current Names Rule and Commission guidance, the Funds are not prohibited from treating cash associated with a derivatives position as part of that derivative position in calculating the 80% test, and that this treatment permits names that reflect the investment exposure of derivatives investments, consistent with the Commission’s stated intent in the Names Rule Amendments Proposal. The Trust further notes that, based on its review of public disclosure of certain unaffiliated fund complexes, such unaffiliated funds with significant derivatives exposure and related cash positions appear to be interpreting the Names Rule in the same or a similar manner as the Funds.

Nevertheless, the Trust notes that any derivatives use by each of the Funds is expected to be de minimis, and therefore related cash positions are unlikely to impact Names Rule calculations.

Comment 3:	Please see ADI 2019-08 - Improving Principal Risks Disclosure. In particular, ensure that:

a. risks are presented by importance,

b. risks are tailored to each Fund, and

c. if applicable, disclosure states either Fund is not appropriate for certain investors.

[5]	Names Rule Amendments Proposal at 48 – 59. See also, the definition of Derivatives Transaction under Rule 18f-4. Rule 18f-4(a), 17 C.F.R. § 270.18f-4(a).
[6]

Names Rule Amendments Proposal at 49. See also, The Report of the Task Force on Investment Company Use of Derivatives and Leverage, Committee on Federal Regulation of Securities, ABA Section of Business Law (Jul. 6, 2010), available at https://www.americanbar.org/content/dam/aba/publications/blt/2010/08/inside-buslaw-derivative-leverage-201008.pdf.

Securities and Exchange Commission

February 22, 2023

Response:	The Trust respectfully submits that the current order of the risk factors in each Fund is appropriate, that the risk factors accurately convey each Fund’s key risks, and that the Funds are not inappropriate for certain investors. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

*    *     *    *

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Marisa Rolland
Jennifer Kerslake
Michael Gung
George Rafal
Luis Mora
Toree Phuong Ho
Samuel Bolam